Exhibit 17.2

January 18, 2006

Mr. Michael Moran, Chairman & CEO

Allion Healthcare, Inc.

1660 Walt Whitman Rd. Suite 105

Melville, NY 11747

Dear Mike:

I am in receipt of your letter dated January 17, 2006. For the record, I wanted to note that I disagree with several of the facts asserted and all of the conclusions reached therein. As I have previously communicated to you, and my counsel communicated to Kirkland & Ellis, Allion’s counsel, during the week of January 9th, 2006, I have had several concerns/issues regarding Allion’s Board and corporate governance practices which have not been addressed to date. Accordingly, I have determined that the most appropriate course of action would be to resign as a director of Allion. Please regard this letter as my notice of resignation from the Allion Healthcare, Inc. Board of Directors effective with the close of business on January 18, 2006. The concerns/issues which have led to my determination to resign are as follows:

(1)	Change of Audit Committee Chairmanship. I learned that I had been removed as Chairman of the Audit Committee at a Board meeting held on November 29, 2005 by my review of the S-1 Registration Statement that was subject to Board approval on a Board call held on December 6, 2005. I was unable to attend the November 29th meeting and no discussion was ever held with me prior to the meeting or afterwards about the intended action. Thus I was not given the opportunity to address management’s recommendation or solicit the other independent directors’ views of such a change. I believe my considerable public company Board experience, in particular serving on two other public company Boards in the Sarbanes-Oxley environment, and my meeting the SEC definition of an audit committee financial expert enabled me to bring value to the company and its shareholders through my service as Allion’s Audit Committee chairman.

(2)

Unresponsiveness of management to director conflicts when scheduling Audit Committee meetings. Management proposed holding an Audit Committee meeting on December 22, 2005 which I responded that I was not available to attend. No attempt was made to find alternative dates and Mr. Derace Schaffer, another Audit Committee member, replied on December 21st that he would be on a plane and also unavailable to attend. Despite these responses,

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management went forward with the Audit Committee meeting with only Mr. John Colloton in attendance. With only one of the three members present, I believe a quorum may not have been present and, as such, a meeting may not officially have taken place.

(3)	Change to Compensation Committee Composition. I understand, based on a reading of the amended S-1 Registration Statement as filed by Allion on December 29th, that I was replaced on the Compensation Committee by Mr. Colloton. I was not apprised that such action was being considered, nor was a Nominating and Corporate Governance Committee meeting notice distributed to me (as a member of such committee) or a Board meeting notice distributed to me with respect to meetings at which such action would have been proposed and voted. Furthermore, Mr. Harvey Werblowsky, Chairman of the Compensation Committee, has told me that he did not request my removal from the Compensation Committee. Consequently, I am concerned that such action may not have been validly taken in accordance with the existing procedures provided therefore in Allion’s governing documents.

(4)	Increase in Number of Shares to be Offered by Allion. Again, based solely on a reading of the amended S-1 Registration Statement as filed by Allion on December 29th, I understand a decision was made to increase the number of shares being offered by Allion to 1,500,000 from 1,000,000 (as reflected in the initial draft of the S-1 Registration Statement filed on December 7, 2005), despite a drop in the price of the stock of $3.31 between the December 7th and December 29th filings (a percentage decline in excess of 20%) and to a price below the IPO price. Once again, I did not receive notice of and am aware of no Board meeting where such a decision, particularly in light of the decline in the price of the stock following the December 7th filing, would have been discussed and approved by the Board. Considering the decline in the trading price of the common stock and the dilutive effect of selling 50% more shares, I would have expected such decision to be approved or discussed/reaffirmed by the Board before the revised filing.

(5)	2006 Budget. Fiscal year 2005 has concluded and the Board has not received a budget for 2006 to review and approve. I believe this is a necessity in order to properly construct estimates for the underwriters (drafts of which have also not been distributed to the Board) as well as to develop a management incentive compensation plan for 2006.

As stated above, despite several attempts by me and my counsel to have the Company address these issues, nothing has been forthcoming. As you know, I have been very proud to serve the Company and its shareholders as a member of the Board and various committees of the Board. However, I am concerned that these types of corporate governance and procedural practices could prove disruptive to my ability to fulfill my responsibilities to the Company and its shareholders going forward and, therefore, I have concluded the best course of action for all concerned is my resignation from the Board.

My choice to resign is a difficult one that I have not taken lightly and is not motivated by the reasons wrongfully ascribed to me in your letter, last paragraph of which is most regrettable.

I trust that Allion will consult with its legal counsel to ensure that all appropriate filings are made by Allion under the Securities Exchange Act of 1934, as amended, in a timely fashion with respect to my resignation from the Board of Directors, this letter and the matters outlined herein. I further trust, particularly in light of the fact that Dauphin Capital Partners L.P. is a selling shareholder in the public offering being undertaken by the Company, that all appropriate modifications and disclosures will be made and added to Allion’s Registration Statement on Form S-1 (Reg. No. 333-130165) and the related prospectus being used in connection with the offering of common stock to reflect, among other matters, that I am no longer a member of the Allion Board or any committee thereof and that I am no longer serving as the audit committee financial expert and to disclose any matters relating thereto or resulting therefrom that are material to Allion.

Sincerely,

/s/ JAMES B. HOOVER
James B. Hoover

Cc:	Mr. James Spencer, CFO

The Board of Directors of Allion Healthcare, Inc.

Mark Director, Esq., Kirkland & Ellis, LLP

Andrew Herman, Esq., Kirkland & Ellis, LLP